FEDERAL INSURANCE COMPANY

Endorsement No.:	6

Bond Number:	81381508

NAME OF ASSURED: BB&T FUNDS

DELETE AN ENDORSEMENT
It is agreed that this Bond is amended by deleting Endorsement Number(s) 1 in its entirety.
This Endorsement applies to loss discovered after 12:01 a.m. on February 1, 2010.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: March 4, 2010	By
Authorized Representative

ICAP Bond
Form 17-02-5647 (Ed. 11-03)

FEDERAL INSURANCE COMPANY

Endorsement No:	7

Bond Number:	81381508
NAME OF ASSURED: BB&T FUNDS

NAME OF ASSURED ENDORSEMENT
It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:
BB&T CAPITAL MANAGER CONSERVATIVE GROWTH FUND
BB&T CAPITAL MANAGER MODERATE GROWTH FUND
BB&T CAPITAL MANAGER GROWTH FUND
BB&T INTERMEDIATE U.S. GOVERNMENT BOND FUND
BB&T NORTH CAROLINA INTERMEDIATE TAX-FREE FUND
BB&T PRIME MONEY MARKET FUND
BB&T SOUTH CAROLINA INTERMEDIATE TAX-FREE FUND
BB&T SHORT U.S. GOVERNMENT FUND
BB&T U.S. TREASURY MONEY MARKET FUND
BB&T VIRGINIA INTERMEDIATE TAX-FREE FUND
BB&T EQUITY INDEX FUND
BB&T CAPITAL MANAGER EQUITY FUND
BB&T WEST VIRGINIA INTERMEDIATE TAX-FREE FUND
BB&T INTERNATIONAL EQUITY FUND
BB&T KENTUCKY INTERMEDIATE TAX-FREE FUND
BB&T MARYLAND INTERMEDIATE TAX-FREE FUND
BB&T SPECIAL OPPORTUNITIES EQUITY FUND
BB&T EQUITY INCOME FUND
BB&T TOTAL RETURN BOND FUND
BB&T LARGE CAP VIF
BB&T SPECIAL OPPORTUNITIES EQUITY VIF
BB&T NATIONAL TAX-FREE MONEY MARKET FUND
BB&T SELECT EQUITY FUND
BB&T CAPITAL MANAGER EQUITY VIF
BB&T MID CAP VALUE FUND
BB&T TOTAL RETURN BOND VIF
STERLING CAPITAL SMALL CAP VALUE FUND

ICAP Bond
Form 17-02-0949 (Rev. 1-97)	Page 1